                                                                    EXHIBIT 99.1

                                                [PAN AMERICAN SILVER CORP. LOGO]


[LOGO]

November 18, 2002


                PAN AMERICAN SILVER REPORTS THIRD QUARTER RESULTS

Pan American will host a conference call on Monday, November 18th at 10:00 a.m. Pacific time (1:00 p.m. Eastern time) to discuss the third quarter financial and operational results, give project updates, and answer questions. To participate in the call, dial 1-416-695-5806 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1303238. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at HTTP://WWW.Q1234.COM.


HIGHLIGHTS

     o Gained overwhelming shareholder approval for acquisition of Corner Bay Silver.

     o Began construction of full-scale operation at La Colorada silver mine in Mexico, which will quadruple the mine's silver production in mid-2003.

     o Wrote down carrying value of Quiruvilca mine due to lack of profitability at current metal prices.

     o Began expansion of Huaron mine in Peru due to exploration success, which will result in a 10 percent production increase starting in 2003.

FINANCIAL

Pan American Silver Corp. reported a third quarter net loss (before a write down) of $2.26 million ($0.05 loss per share) compared to a net loss (before an unusual gain) of $2.80 million ($0.07 loss per share) for the third quarter of 2001. During the third quarter, the Company wrote down its investment in the Quiruvilca mine by $15.13 million. Management determined that the recovery of its investment in Quiruvilca was unlikely unless realized metal prices were significantly higher than those of the recent past. The net loss, including the Quiruvilca write down, was $17.39 million ($0.40 per share) for the third quarter compared to net income of $0.70 million ($0.02 per share) after a $3.50 million unusual gain on the sale of land for the third quarter of 2001.

Revenue for the quarter was $11.20 million or 19 percent less than revenue for the third quarter of 2001. This decrease is principally due to the timing of zinc, lead and copper concentrate shipments from the Quiruvilca and Huaron mines.

Consolidated silver production was 1,750,467 ounces for the third quarter (2001
- 2,140,802 ounces). Production of zinc and copper were all higher for the third quarter when compared to 2001. Silver production was lower at La Colorada because milling operations were temporarily suspended in order to focus on preparation for the mine expansion and at Quiruvilca because of lower production levels and lower silver grade. Base metal production was higher because of higher base metal grades. The La Colorada mine is now back in operation.



              1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6.
                       TEL 604.684.1175 FAX 604.684.0147
                           WWW.PANAMERICANSILVER.COM

For the nine months ended September 2002 consolidated silver production was 5,755,367 ounces or 19 per cent higher than for the first three quarters of 2001 due to three quarters of full production from Huaron more than offsetting the decrease in production at Quiruvilca and La Colorada.

During the third quarter operating activities generated cash flow of $1.17 million. Investing activities, virtually all of which consisted of plant and equipment expenditures at La Colorada, consumed $3.22 million and financing activities consumed $1.00 million including loan repayments of $0.60 million. Working capital, including cash of $17.96 million, amounted to $13.70 million at September 30, 2002.

CORNER BAY SILVER ACQUISITION

In early September shareholders of both Pan American and Corner Bay voted in favour of Pan American acquiring Corner Bay. Closing of the merger has been delayed while efforts have been made to secure a source of water for a potential mining operation. A water rights agreement with a local agricultural cooperative has been entered into and is in the process of being ratified and approved by a regional water users association and necessary Mexican authorities. Pan American and Corner Bay have extended the date for procurement of water from November 15 to December 17 and it is hoped the merger can then be completed. This will result in Pan American acquiring 100 percent of the Alamo Dorado silver deposit. It is expected that Alamo Dorado will produce in excess of 6 million ounces per year for at least 8 years at a total cash cost of $3.25. Construction could commence soon after completion of the La Colorada expansion project now underway.

HUARON MINE, PERU

The Huaron mine continued to operate well during the quarter, producing 1,101,005 ounces of silver and 5,285 tonnes of zinc at a total cash cost of $4.17 per ounce of silver net of by-product credits. As a result of exploration success to date in 2002, the mine has begun an expansion project that will increase production nearly 10 percent by late-2003. This cost is being funded from operating cash flow and expensed as part of the cash cost of production reported from the mine. Huaron has outperformed the Company's expectations for 2002 and has contributed $2.85 million in cash flow in the year to date, despite very low metal prices.

QUIRUVILCA MINE, PERU

The Quiruvilca mine continues to struggle under existing low metal prices. During the quarter, the mine produced 594,463 ounces of silver and 4,622 tonnes of zinc at a total cash cost of $5.20 per ounce of silver net of by-product credits. Since the third quarter of 2001 operating costs per tonne have decreased from $43.36 to $38.46, however revenue during the same period has decreased from $38.09 to $32.42 due to lower metal prices and a drop in silver grades as the more silver-rich veins in the upper parts of the mine are exhausted and production comes from the deeper, zinc-rich veins. Despite extraordinary efforts by the Company's employees to reduce all possible costs, Quiruvilca simply cannot make money at current metal prices. All options continue to be examined to remedy this situation. Quiruvilca has operated continuously since 1925, and so closure (either temporary or permanent) would be very costly in financial and social terms. Higher metal prices will allow the mine to contribute to the Company's cash flow, as it did most recently in 2000, but it is impossible to predict when this will occur. Using current metal prices, the mine will not return its carrying value, and as a prudent accounting policy, $15.13 million of the mine's book value was written down during the quarter.

LA COLORADA MINE, MEXICO

The third quarter was a transition period at the La Colorada mine as construction began on the mine expansion that will quadruple silver production to 3.8 million ounces annually beginning in mid-2003. This work required the small-scale existing operation to close for six weeks during the quarter. Production resumed in mid-September. During the quarter, 54,999 ounces of silver were produced. So far, construction is on schedule and budget. The construction team is complete, the oxide mill equipment is on site and being assembled and most of the new underground equipment has been delivered.

SAN VICENTE MINE, BOLIVIA

Small-scale operation by EMUSA, the Bolivian company that operates this mine under a short term toll-mining agreement with Pan American, continued during the quarter with production of 350,000 ounces of silver and a cash flow contribution to Pan American of about $0.10 million. In light of the successful operation to date that has been possible using EMUSA's nearby milling facility, Pan American is discussing with EMUSA other options that would increase silver production from San Vicente to the benefit of both companies and the Bolivian state mining company COMIBOL.

EXPLORATION

Pan American was active during the quarter in four exploration programs, three of which continue. Near La Colorada, a small drilling program was carried out without significant results. At Huaron, drilling was successful in increasing reserves in the wide zones discovered in late 2001 that have contributed to the mine's successful operation this year. At Manantial Espejo in Argentina, drilling began in the 6,000 meter program designed to move the project forward to the pre-feasibility stage in 2003, and initial results have been very promising. Finally, in Mexico, surface exploration concluded at the Ocotlan project and drilling has now begun on the most attractive targets.

SILVER MARKETS

Silver prices deteriorated in the third quarter, along with most other metal prices. Zinc dropped to a new record low in real dollar terms. These price declines are due to a drop in industrial demand that began in mid-2000 and no accompanying change in supply. Silver is widely used in the electronics and high-tech sectors where demand remains very weak. Little speculative buying was apparent during the quarter, in contrast to earlier in 2002. However, strong physical buying is reported at current silver prices, mine supply of silver is likely to decrease in 2002 for the first time in six years, and it is believed that Chinese sales of silver inventories have been curtailed for the time being. While some reports argue that silver prices are being manipulated downward by bullion traders, we believe silver prices can be well explained by demand and supply fundamentals, which provide a solid base to current prices and good support for a higher price trend in the near future.

                                     - End -

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations 604-684-1175

To view Pan American's full third quarter filing, please visit
www.panamericansilver.com/s/InvestorRelations.asp

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

                      FINANCIAL AND OPERATIONAL HIGHLIGHTS

                                                      NINE MONTHS ENDED                THREE MONTHS ENDED
                                                        SEPTEMBER 30                      SEPTEMBER 30
                                                 ---------------------------   ---------------------------
                                                    2002             2001            2002             2001
                                                 -----------    -----------    -----------    -----------
CONSOLIDATED FINANCIAL HIGHLIGHTS (IN THOUSANDS OF US DOLLARS)

Net income (loss)                                $   (19,937)   $    (3,689)   $   (17,387)   $       701
Earnings (loss) per share                              (0.48)         (0.10)         (0.40)          0.02
Net income (loss) before unusual items                (4,808)        (7,189)        (2,258)        (2,799)
Earnings (loss) per share before unusual items         (0.12)        (20.00)         (0.05)         (0.07)
Contribution from mining operations                    1,553         (2,066)          (252)          (681)
Capital spending                                       6,048          5,761          3,418            566
Exploration expense                                      577            438            234            115
Cash                                                  17,964          4,866         17,964          4,866
Working capital                                  $    13,700    $     1,965    $    13,700    $     1,965

CONSOLIDATED ORE MILLED & METALS RECOVERED TO CONCENTRATE

Tonnes milled                                        876,383        695,491        287,831        293,065
Silver metal - ounces                              5,755,367      4,852,636      1,750,467      2,140,802
Zinc metal - tonnes                                   29,526         21,517          9,947          8,661
Lead metal - tonnes                                   15,576         12,425          4,993          5,582
Copper metal  - tonnes                                 2,105          1,390            723            602

Net smelter return per tonne milled              $     40.27    $     42.38    $     37.35    $     40.20
Cost per tonne                                         39.64          44.34          38.21          42.31
                                                 -----------    -----------    -----------    -----------
Margin (loss) per tonne                          $      0.63    $     (1.97)   $     (0.86)   $     (2.11)
                                                 ===========    ===========    ===========    ===========

CONSOLIDATED COST PER OUNCE OF SILVER (NET OF BY-PRODUCT CREDITS)

Total cash cost per ounce                        $      3.87    $      4.28    $      4.53    $      4.06
Total production cost per ounce                  $      4.67    $      4.98    $      5.45    $      4.64

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost    $    37,433    $    31,456    $    12,259    $    13,515
in smelting and refining
By-product credits                                   (13,298)       (11,379)        (4,583)        (4,064)
                                                 -----------    -----------    -----------    -----------
Cash operating costs                             $    24,135    $    20,077    $     7,675    $     9,451
                                                 ===========    ===========    ===========    ===========
Depreciation, amortization & reclamation               4,821          3,291          1,565          1,361
                                                 -----------    -----------    -----------    -----------
Production costs                                 $    28,956    $    23,368    $     9,240    $    10,812
                                                 ===========    ===========    ===========    ===========

Ounces for cost per ounce calculations             5,700,369      4,691,507      1,695,468      2,329,652

AVERAGE METAL PRICES
Silver - LME Cash Settlement per ounce           $      4.63    $      4.40    $      4.67    $      4.27
Zinc - LME Cash Settlement per pound             $      0.35    $      0.42    $      0.35    $      0.37
Lead - LME Cash Settlement per pound             $      0.21    $      0.22    $      0.20    $      0.21
Copper - LME Cash Settlement per pound           $      0.71    $      0.74    $      0.69    $      0.67

AVERAGE METAL PRICES REALIZED
Silver - per ounce (note)                        $      4.29    $      4.02    $      4.34    $      3.96
Zinc - per pound                                 $      0.35    $      0.41    $      0.35    $      0.38
Lead - per pound (note 3)                        $      0.21    $      0.21    $      0.20    $      0.21
Copper - per pound (note)                        $      0.62    $      0.64    $      0.62    $      0.60

Note - Pan American pays a refining charge for silver and copper

MINE OPERATIONS HIGHLIGHTS

HUARON MINE

                                                     NINE MONTHS ENDED                THREE MONTHS ENDED
                                                       SEPTEMBER 30                      SEPTEMBER 30
                                                ---------------------------     ---------------------------
                                                   2002             2001            2002            2001
                                                -----------     -----------     -----------     -----------
Tonnes milled                                       449,995         230,135         150,330         142,254
Average silver grade - grams per tonne                263.5           276.6           256.6           274.4
Average zinc grade - percent                           4.08%           3.13%           4.15%           3.24%
Silver - ounces                                   3,393,069       1,809,763       1,101,005       1,122,715
Zinc - tonnes                                        15,440           5,355           5,285           3,473
Lead - tonnes                                        10,275           5,727           3,338           3,441
Copper - tonnes                                       1,334             512             471             302

Net smelter return per tonne milled             $     44.41     $     40.65     $     43.21     $     39.77
Cost per tonne                                        38.14           40.44           39.59           39.24
                                                -----------     -----------     -----------     -----------
Margin (loss) per tonne                         $      6.27     $      0.20     $      3.62     $      0.53
                                                ===========     ===========     ===========     ===========

Total cash cost per ounce                       $      3.65     $      3.93     $      4.17     $      3.94
Total production cost per ounce                 $      4.10     $      4.28     $      4.63     $      4.29

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost   $    19,065     $     9,639     $     6,730     $     6,233
in smelting and refining
By-product credits                                   (6,675)         (2,526)         (2,143)         (1,578)
                                                -----------     -----------     -----------     -----------
Cash operating costs                            $    12,390     $     7,113     $     4,586     $     4,655
                                                ===========     ===========     ===========     ===========
Depreciation, amortization & reclamation              1,530             641             511             413
                                                -----------     -----------     -----------     -----------
Production costs                                $    13,920     $     7,754     $     5,097     $     5,068
                                                ===========     ===========     ===========     ===========
Ounces for cost per ounce calculations            3,393,069       1,809,763       1,101,005       1,182,445


QUIRUVILCA MINE

                                                      NINE MONTHS ENDED              THREE MONTHS ENDED
                                                        SEPTEMBER 30                    SEPTEMBER 30
                                                ---------------------------     ---------------------------
                                                    2002            2001             2002            2001
                                                -----------     -----------     -----------     -----------
Tonnes milled                                       389,254         431,858         131,200         137,766
Average silver grade - grams per tonne                177.6           201.9           163.8           203.3
Average zinc grade - percent                           3.99%           4.13%           3.97%           4.11%
Silver - ounces                                   1,933,526       2,487,501         594,463         792,619
Zinc - tonnes                                        13,854          15,991           4,622           5,059
Lead - tonnes                                         5,070           6,443           1,620           2,027
Copper - tonnes                                         771             878             252             300

Net smelter return per tonne milled             $     34.90     $     41.50     $     32.42     $     38.09
Cost per tonne                                        39.53           44.52           38.46           43.36
                                                -----------     -----------     -----------     -----------
Margin (loss) per tonne                         $     (4.63)    $     (3.03)    $     (6.04)    $     (5.26)
                                                ===========     ===========     ===========     ===========
Total cash cost per ounce                       $      5.04     $      4.64     $      5.20     $      6.10
Total production cost per ounce                 $      6.62     $      5.60     $      6.97     $      7.10

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost   $    16,368     $    20,306     $     5,529     $     7,264
in smelting and refining
By-product credits                                   (6,615)         (8,764)         (2,440)         (2,431)
                                                -----------     -----------     -----------     -----------
Cash operating costs                            $     9,752     $    11,542     $     3,089     $     4,833
                                                ===========     ===========     ===========     ===========
Depreciation, amortization & reclamation              3,049           2,394           1,054             793
                                                -----------     -----------     -----------     -----------
Production costs                                $    12,801     $    13,936     $     4,143     $     5,627
                                                ===========     ===========     ===========     ===========

Ounces for cost per ounce calculations            1,933,526       2,487,501         594,463         792,619

LA COLORADA MINE

                                                  NINE MONTHS ENDED        THREE MONTHS ENDED
                                                    SEPTEMBER 30              SEPTEMBER 30
                                                ----------------------    ---------------------
                                                  2002          2001         2002        2001
                                                ---------    ---------    ---------   ---------
Tonnes milled                                      37,134       33,498        6,301      13,045
Average silver grade - grams per tonne              414.0        661.0        335.7       631.2
Silver - ounces                                   428,772      555,372       54,999     225,468
Zinc - tonnes                                         232          171           40         129
Lead - tonnes                                         231          255           35         114

Net smelter return per tonne milled             $   46.36    $   65.58    $      --   $   67.12
Cost per tonne                                      58.96        68.82           --       64.78
                                                ---------    ---------    ---------   ---------
Margin (loss) per tonne                         $  (12.60)   $   (3.24)   $      --   $   (2.34)
                                                =========    =========    =========   =========

Total cash cost per ounce                       $    5.33    $    3.41    $      --   $    3.74
Total production cost per ounce                 $    5.98    $    4.06    $      --   $    4.87

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost   $   2,001    $   1,433    $      --   $     899
in smelting and refining
By-product credits                                     (8)         (89)          --         (55)
                                                ---------    ---------    ---------   ---------
Cash operating costs                            $   1,993    $   1,344    $      --   $     843
                                                =========    =========    =========   =========
Depreciation, amortization & reclamation              243          256           --         256
                                                ---------    ---------    ---------   ---------
Production costs                                $   2,236    $   1,600    $      --   $   1,099
                                                =========    =========    =========   =========

Ounces for cost per ounce calculations            373,773      394,243           --     225,468

                            PAN AMERICAN SILVER CORP.
                           Consolidated Balance Sheets
                   (Unaudited - in thousands of U.S. dollars)

                                                           SEPTEMBER 30  DECEMBER 31
ASSETS                                                        2002          2001
                                                           ------------  -----------
Current
   Cash and cash equivalents                                $  17,964    $   3,331
   Short-term investments                                          13          513
   Accounts receivable                                          5,408        6,037
   Inventories - concentrate                                    3,285        2,115
   Inventories - supplies                                       2,769        2,540
   Prepaid expenses                                             4,680        6,534
                                                            ---------    ---------
Total Current Assets                                           34,119       21,070
Property, plant and equipment, net                             55,234       66,659
Mineral properties                                              3,797        1,785
Deferred income tax                                               240           --
Other                                                           2,416        2,003
                                                            ---------    ---------
Total Assets                                                $  95,806    $  91,517
                                                            =========    =========

LIABILITIES
Current
   Operating line of credit                                 $     720    $   1,390
   Accounts payable and accrued liabilities                    11,591       12,283
   Advances for metal concentrates                              4,514        4,071
   Current portion of bank loans                                2,209        2,209
   Current portion of capital leases                              116           --
   Current portion of severance indemnity and commitments         663          547
   Current portion of deferred revenue                            606          643
                                                            ---------    ---------
Total Current Liabilities                                      20,419       21,143
Deferred revenue                                                1,764        1,850
Capital leases                                                    117           --
Bank loans                                                      3,409        5,010
Provision for reclamation                                       2,756        2,112
Severance indemnity and commitments                             2,219        2,525
                                                            ---------    ---------
Total Liabilities                                              30,684       32,640
                                                            =========    =========


SHAREHOLDERS' EQUITY
Share capital
   Authorized:
    100,000,000 common shares of no par value
   Issued:
    December 31, 2001 - 37,628,234 common shares
    September 30, 2002 - 43,209,262 common shares             156,917      130,723
   Additional paid in capital                                   1,108        1,120
   Deficit                                                    (92,903)     (72,966)
                                                            ---------    ---------
Total Shareholders' Equity                                     65,122       58,877
                                                            ---------    ---------
Total Liabilities and Shareholders' Equity                  $  95,806    $  91,517
                                                            =========    =========


                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
                Consolidated Statements of Operations and Deficit
              (Unaudited - in thousands of U.S. dollars, except for
                         shares and per share amounts)

                                                   NINE MONTHS ENDED                 THREE MONTHS ENDED
                                                     SEPTEMBER 30                      SEPTEMBER 30
                                              ----------------------------    ----------------------------
                                                 2002             2001             2002            2001
                                              ------------    ------------    ------------    ------------
REVENUE                                       $     33,009    $     26,383    $     11,195    $     13,791
EXPENSES
   Operating                                        31,456          28,448          11,447          14,471
   General and administration                        1,236           1,467             379             486
   Depreciation and amortization                     4,180           3,020           1,316           1,278
   Reclamation                                         645             330             226             107
   Exploration                                         577             438             234             115
   Interest expense                                    765             479             250             287
   Other expenses (income)                            (802)         (4,110)           (399)         (3,654)
   Write-down of mineral property                   15,129              --          15,129              --
                                              ------------    ------------    ------------    ------------
                                                    53,186          30,072          28,582          13,090
                                              ------------    ------------    ------------    ------------

Net income (loss) before taxes                     (20,177)         (3,689)        (17,387)            701
Income tax recovery                                    240              --              --              --
                                              ------------    ------------    ------------    ------------
Net income (loss) for the period                   (19,937)         (3,689)        (17,387)            701
Deficit, beginning of period                       (72,966)        (64,889)        (75,516)        (69,279)
                                              ------------    ------------    ------------    ------------
Deficit, end of period                        $    (92,903)   $    (68,578)   $    (92,903)   $    (68,578)
                                              ============    ============    ============    ============

Income (loss) per share - Basic               $      (0.48)   $      (0.10)   $      (0.40)   $       0.02
Income (loss) per share - Fully Diluted       $      (0.48)   $      (0.10)   $      (0.40)   $       0.02

Weighted average shares outstanding - Basic     41,751,774      35,679,701      43,193,324      37,429,443
Weighted average shares outstanding - Fully
Diluted                                         41,751,774      35,679,701      43,193,324      37,589,724

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
              Consolidated Statements of Cash Flows - Direct Method
                   (Unaudited - in thousands of U.S. dollars)


                                                        NINE MONTHS ENDED       THREE MONTHS ENDED
                                                          SEPTEMBER 30             SEPTEMBER 30
                                                       --------------------    --------------------
OPERATING ACTIVITIES                                     2002        2001        2002        2001
                                                       --------    --------    --------    --------
   Sales proceeds                                      $ 33,386    $ 28,221    $  9,983    $ 11,688
   Hedging activities                                       723          22         253          --
   Interest paid                                           (765)       (479)       (250)       (287)
   Other income and expenses                                769         268         126        (166)
   Products and services purchased                      (31,385)    (27,165)     (8,437)    (12,138)
   Exploration                                             (557)       (423)       (192)       (105)
   General and administration                            (1,086)     (1,498)       (317)       (614)
                                                       --------    --------    --------    --------
                                                          1,085      (1,054)      1,166      (1,622)
                                                       --------    --------    --------    --------

FINANCING ACTIVITIES
   Shares issued for cash                                22,708       9,552          90         404
   Share issue costs                                       (956)       (311)         --          13
   Capital leases                                           233          --          --          --
   Proceeds from (repayment of) line of credit             (670)         --        (490)         --
   Proceeds from (repayment of) bank loans               (1,601)     (5,180)       (603)     (2,113)
                                                       --------    --------    --------    --------
                                                         19,714       4,061      (1,003)     (1,696)
                                                       --------    --------    --------    --------

INVESTING ACTIVITIES
   Property, plant and equipment expenditures            (5,286)     (5,798)     (3,185)       (561)
   Mineral property expenditures                           (762)        (22)         --         (13)
   Short-term investments (purchases) sales                  --         256          --         200
   Other                                                   (118)       (121)        (39)        (43)
                                                       --------    --------    --------    --------
                                                         (6,166)     (5,685)     (3,224)       (417)
                                                       --------    --------    --------    --------

Increase (decrease) in cash and cash equivalents
during the period                                        14,633      (2,678)     (3,061)     (3,735)
Cash and cash equivalents, beginning of period            3,331       7,544      21,025       8,601
                                                       --------    --------    --------    --------
Cash and cash equivalents, end of period               $ 17,964    $  4,866    $ 17,964    $  4,866
                                                       ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Sale of land concessions                            $     --    $  3,300    $     --    $  3,300
   Shares issued for royalty purchase
   (390,117 shares issued)                                3,000          --          --          --
   Shares issued for compensation expense
   (69,000 shares issued)                                   254          --          --          --
                                                       --------    --------    --------    --------
                                                       $  3,254    $  3,300    $     --    $  3,300
                                                       ========    ========    ========    ========


                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
             Consolidated Statements of Cash Flows - Indirect Method
                   (Unaudited - in thousands of U.S. dollars)

                                                               NINE MONTHS ENDED       THREE MONTHS ENDED
                                                                  SEPTEMBER 30            SEPTEMBER 30
                                                              --------------------    --------------------
OPERATING ACTIVITIES                                            2002         2001       2002        2001
                                                              --------    --------    --------    --------
Net income (loss) for the period                              $(19,937)   $ (3,689)   $(17,387)   $    701
Items not involving cash
   Depreciation and amortization                                 4,180       3,020       1,316       1,278
   Gain on sale of assets                                           --      (3,523)         --      (3,500)
   Reclamation provision                                           645         330         226         107
   Deferred income tax                                            (240)         --          --          --
   Operating cost provisions                                       131        (291)        314        (184)
   Write-down of mineral property                               15,129          --      15,129          --
                                                              --------    --------    --------    --------
                                                                   (92)     (4,153)       (402)     (1,598)
Changes in non-cash operating working capital items              1,177       3,099       1,568         (24)
                                                              --------    --------    --------    --------
Cash provided by (used in) operations                            1,085      (1,054)      1,166      (1,622)
                                                              --------    --------    --------    --------

FINANCING ACTIVITIES
   Shares issued for cash                                       22,646       9,552          90         404
   Share issue costs                                              (956)       (311)         --          13
   Changes in non-cash working capital items                        62          --          --          --
   Capital leases                                                  233          --          --          --
   Proceeds from (repayment of) line of credit                    (670)         --        (490)         --
   Proceeds from (repayment of) bank loans                      (1,601)     (5,180)       (603)     (2,113)
                                                              --------    --------    --------    --------
                                                                19,714       4,061      (1,003)     (1,696)
                                                              --------    --------    --------    --------
INVESTING ACTIVITIES
   Property, plant and equipment expenditures                   (4,884)     (5,745)     (2,827)       (553)
   Mineral property expenditures                                  (762)        (16)         --         (13)
   Changes in non-cash working capital items                      (402)        (59)       (358)         (8)
   Short-term investments (purchases) sales                         --         256          --         200
   Other                                                          (118)       (121)        (39)        (43)
                                                              --------    --------    --------    --------
                                                                (6,166)     (5,685)     (3,224)       (417)
                                                              --------    --------    --------    --------
Increase (decrease) in cash and cash equivalents during         14,633      (2,678)     (3,061)     (3,735)
the period
Cash and cash equivalents, beginning of period                   3,331       7,544      21,025       8,601
                                                              --------    --------    --------    --------
Cash and cash equivalents, end of period                      $ 17,964    $  4,866    $ 17,964    $  4,866
                                                              ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Sale of land concessions                                   $     --    $  3,300    $     --    $  3,300
   Shares issued for royalty purchase
   (390,117 shares issued)                                       3,000          --          --          --
   Shares issued for compensation expense
   (69,000 shares issued)                                          254          --          --          --
                                                              --------    --------    --------    --------
                                                              $  3,254    $  3,300    $     --    $  3,300
                                                              ========    ========    ========    ========

                     See accompanying notes to consolidated financial statements